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                               June 23, 2020

       Rory Cutaia
       Chief Executive Officer
       Verb Technology Company, Inc.
       2210 Newport Boulevard, Suite 200
       Newport Beach, California 92663

                                                        Re: Verb Technology
Company, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 9, 2020
                                                            File No. 333-239055

       Dear Mr. Cutaia:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Choice of Forum, page 90

   1. We note that your forum selection provision identifies "courts located within the State of
                                                        Nevada" as the
exclusive forum for certain litigation, including any "derivative action."
                                                        Please revise to
clarify whether "courts located within the State of Nevada" includes both state and federal
courts, and whether the provision applies to claims made under the federal securities
laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
Act or the rules and regulations thereunder, and Section 22 of the
                                                        Securities Act creates
concurrent jurisdiction for federal and state courts over all suits brought to enforce any
duty or liability created by the Securities Act or the rules and regulations thereunder.
If the provision applies to claims made under the federal securities
 Rory Cutaia
Verb Technology Company, Inc.
June 23, 2020
Page 2
      laws, please revise to include disclosure regarding the risks or other impacts of the provision on investors, including but not limited to increased costs to bring a claim and the potential discouraging of claims or limitation of investors' ability to bring claims in judicial forums that they find favorable. Further, if the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                              Sincerely,
FirstName LastNameRory Cutaia
                                                              Division of
Corporation Finance
Comapany NameVerb Technology Company, Inc.
                                                              Office of Trade &
Services
June 23, 2020 Page 2
cc:       Larry Cerutti, Esq.
FirstName LastName